# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StartEngine Crowdfunding, Inc., CIK 0001661779
CUSIP: 85572Y104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4100 W Alameda Avenue, 3rd Floor, Burbank, California (CA), 91505
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-018364
Filed by CIK 0001934257

## Reporting persons
- Howard Marks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 207,954,289; shared voting power 0; sole dispositive power 207,954,289; shared dispositive power 0; aggregate amount beneficially owned 207,954,289 (28.5% of the class)
  Comment: The number of shares beneficially owned includes: 179,391,789 shares of Common Stock held of record by Howard E. Marks Living Trust U/A Dated 12/21/2001; 12,000,000 shares of Common Stock acquirable through the conversion of the Series Seed Preferred Stock; and 16,562,500 shares acquirable through the exercise of stock options. Each share of Series Seed Preferred Stock is convertible at any time into one share of Common Stock. Does not include the 19,974,607 shares of Common Stock held of record by Marks Irrevocable Trust. The Marks Irrevocable Trust is held for the benefit of Mr. Marks' family. Mr. Marks is not the trustee of the trust nor is the trust held for his benefit.
  
  The "Percent of class" is the number of shares of Common Stock the person owns now, plus the amount that person is entitled to acquire, including from the conversion of shares of Preferred Stock. That amount is then shown as a percentage of the outstanding number of shares of Common Stock if no other person exercised their rights to acquire those shares of Common Stock.

## Item 1. Issuer
Name of issuer: StartEngine Crowdfunding, Inc.
Address of issuer's principal executive offices: 4100 W Alameda Avenue, 3rd Floor, Burbank, CA, 91505

## Item 2. Person Filing
Name of person filing: Howard Marks
Address of principal business office or, if none, residence:
c/o StartEngine Crowdfunding, Inc.
4100 W Alameda Avenue, 3rd Floor, Burbank, California 91505
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 207,954,289. The total number of shares includes: 179,391,789 shares of Common Stock held of record by Howard E. Marks Living Trust U/A Dated 12/21/2001; 12,000,000 shares of Common Stock acquirable through the conversion of the Series Seed Preferred Stock; and 16,562,500 shares acquirable through the exercise of stock options. Each share of Series Seed Preferred Stock is convertible at any time into one share of Common Stock. Does not include the 19,974,607 shares of Common Stock held of record by Marks Irrevocable Trust. The Marks Irrevocable Trust is held for the benefit of Mr. Marks' family. Mr. Marks is not the trustee of the trust nor is the trust held for his benefit.
Percent of class: 28.5%. This calculation is the number of shares of Common Stock the person owns now, plus the amount that person is entitled to acquire, including from the conversion of shares of Preferred Stock. That amount is then shown as a percentage of the outstanding number of shares of Common Stock if no other person exercised their rights to acquire those shares of Common Stock.
Sole power to vote or to direct the vote: 207,954,289
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition: 207,954,289
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Howard Marks: /s/ Howard Marks, Howard Marks (02/07/2025)